

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

March 7, 2008

Via U.S. Mail and Facsimile to 81-75-604-3501

Masahiro Umemura
Vice Chairman and Representative Director
Kyocera Corporation
6, Takeda, Tobadono-cho,
Fushimi-ku
Kyoto 612-8501
Japan

> **Re: Kyocera Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2007**
> **Filed July 5, 2007**
> **Amendment No. 1 to Form 20-F for the Fiscal Year Ended March 31, 2007**
> **Filed October 5, 2007**
> **File No. 001-07952**

Dear Mr. Umemura:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2007

Item 5. Operating and Financial Review and Prospects, page 29

Results of Operations, page 31

1.   We note that your discussion of changes in net sales references the increase in sales of select segments and goes on to discuss the change in each segment without quantifying individual factors for the material changes. Please revise future filings to present and quantify each significant factor that contributed to the change and separately describe and quantify the effects of changes in prices and volume of your product offerings on your operating results. Refer to Item 303 (a)(3)(iii) of Regulation S-K.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended March 31, 2007

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-1

2.   We note the financial statements included in Amendment No. 1 to your Form 20-F filed on October 5, 2007, were audited by Kyoto Audit Corporation. We also note that the audit report issued by Kyoto Audit Corporation is dated June 28, 2007, the same date as the report previously issued by MISUZU PricewaterhouseCoopers included in your Form 20-F filed on July 5, 2007. Please address the following:

- Describe the circumstances which required you to provide financial statements audited by a new registered public accounting firm in an amended Form 20-F.
- Tell us whether Kyoto Audit Corporation reaudited your financial statements and describe any procedures undertaken by that firm before issuing its opinion.
- Explain how the date of the audit report covers any audit work performed by Kyoto Audit Corporation or explain why no additional audit work was required.

3.   As it appears that Kyoto Audit Corporation may have simply "reissued" the opinion previously issued by MISUZU PricewaterhouseCoopers, please describe the relationship between the two firms and explain how that relationship would permit Kyoto Audit Corporation to reissue a MISUZU PricewaterhouseCoopers opinion. For example, discuss whether Kyoto Audit Corporation is a newly formed audit firm or the result of a split or sale, explain whether it succeeded to the business and clients of MISUZU PricewaterhouseCoopers, and tell us whether the present employees of Kyoto Audit Corporation were recruited or acquired from MISUZU PricewaterhouseCoopers. Specifically address any staffing continuity on the Kyocera Corporation audit.

Masahiro Umemura
Kyocera Corporation
March 7, 2008
Page 3

4.   We see that Kyoto Audit Corporation is listed as a Cooperating firm on the website of PricewaterhouseCoopers - Global. However, we also note from the website that the status of Cooperating firm only signifies that members of the PwC network may refer work to the Cooperating firm and that "it is not a member of the PwC network and is not bound by the network's common policies and agreed quality standards." Please discuss the extent to which Kyoto Audit Corporation follows the common policies and agreed quality standards of PwC. Highlight for us any known departures from those policies and quality standards.

5.   Tell us whether each filing made with the Commission containing Kyoto Audit Corporation's audit report is reviewed beforehand by a US accounting firm or similarly qualified international firm experienced in the requirements of US GAAP, US GAAS, PCAOB rules and standards, and the SEC rules and regulations. Tell us whether that review is at least as thorough as that specified in PCAOB Interim Quality Control Standards at Section 1000.08(n) - which PCAOB cites as Appendix K from the now defunct SEC Practice Section of the AICPA Division for CPA Firms. Otherwise, please describe the type of review that is performed.

Note 4. Investments in Debt and Equity Securities, page F-12

6.   We note the disclosure that investments in debt and equity securities are included in short-term investments and in securities and other investments in your consolidated balance sheets. As of March 31, 2007, your investments in debt and equity securities have a cost of ¥384,570 and an aggregate fair value of ¥697,328 million. Please reconcile this amount with the total amount presented in short-term investments of ¥213,495 million and securities and other investments of ¥690,568 million. We note the information presented in Note 13.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3604 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Kate Tillan
Assistant Chief Accountant